UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Promulgated Thereunder

COMJOYFUL INTERNATIONAL CO.

(Exact name of registrant as specified in the charter)

Nevada	000-56233	084-0691531
(state or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

3289 Wauseon Drive, St. Cloud, FL. 34772

(address of principal executive offices)

(310) 829-2021

(Telephone number including area code)

NOTICE OF CHANGE OF THE BOARD OF DIRECTORS

COMJOYFUL INTERNATINAL CO.

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 PROMULGATED THEREUNDER

WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

INTRODUCTION

This Information Statement is being furnished to the holders of record as of March 8, 2024, of the outstanding shares of common stock, par value $0.001 per share, of Comjoyful International Co. (“Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The Company is NOT subject to the reporting requirements at the Exchange Act. This Information Statement is furnished for information purposes only.

CHANGE OF CONTROL TRANSACTION

On or about June 14, 2021, an associate of the undersigned [“Associate X”], asked  Mark Hooper [“Hooper”] to pay on  behalf of Associate X, the $45,000  purchase price for a Series A Preferred Stock (“Preferred”) of Comjoyful International Co, a public company (KJFI) to the seller, Queen Investment LTD [the “Seller”], that would have provided Associate X voting control of KJFI. William McGough, on behalf of his entity, 4Gems LLC, {“4 Gems”]  paid Hooper  the $45,000 purchase price for the Series A Preferred shares;  McGough wired the $45,000 Hooper from the 4 Gems account., to pay for the Preferred. My predecessor, who was acting as an attorney on our behalf, to facilitate is transaction requested that the Seller reissue the certificate evidencing the Preferred into my predecessor’s corporate name without the knowledge or consent of Mr. McGough or Dr. Hooper.

A dispute subsequently arose between my predecessor and Associate X, the person who originally introduced McGough to my predecessor, which  dispute related to financial transactions in which neither I nor Dr. Hooper, had any knowledge  or involvement in whatsoever.

The intent of McGough in acquiring the Preferred control shares from Queen [see above] was to facilitate a merger between a candidate from 4 Gems and KJFI, the public trading company.

After numerous requests to my predecessor to have the Preferred issued to 4 Gems, and the refusal of my predecessor to do so unless he was paid a very large sum of money by Associate X, to settle an unrelated matter, we advised my predecessor that his actions may have amounted to potential ethical and other violations of law. Further actions are being contemplated.

All funds used for our purchase of the Preferred shares were provided by 4 Gems and were sent to Hooper to conclude the transaction through my predecessor as an attorney, and for no other reason.

It was never the intention of 4 Gems that the Preferred shares would be transferred to a company wholly-owned by my predecessor, nor was it ever intended that the Preferred Shares would be used as some sort of bargaining chip in the matter between my predecessor and Associate X.

In view of the foregoing, we caused a new Statement of Officers of the Company to be filed with the Nevada Secretary of State and the new (Preferred) Series B shares were issued.

A stockholder vote was not required and will not be taken with respect to the appointment of Mr. Stephen Travis Shipps, the incoming Director. You are not required to take any action with respect to the appointment of Mr. Stephen Travis Shipps or otherwise with respect to the transactions and events described above.

To the best of our knowledge, except as set forth in this Information Statement, Stephen Travis Shipps, the incoming director is not currently a director of the Company, do not hold any position with the Company nor have they been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, Stephen Travis Shipps, the incoming officer and director of the Company has not been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

VOTING SECURITIES

The Company has 500,000,000 shares of Common Stock, $0.001 par value, and 500,000 shares of Series B Preferred Stock issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

After giving effect to the above described transaction, the following table lists, as of the date of this report, the number of shares of common stock of our Company that are beneficially owned by (i) each person or entity known to our Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of our Company; and (iii) all officers and directors as a group.

Unless otherwise indicated, each person named in the following table is assumed to have sole voting power and investment power with respect to all shares of our common stock listed as owned by such person. The address of each person is deemed to be the address of the issuer unless otherwise noted. The percentage of common stock held by each listed person is based on 500,000,000 shares of Common Stock outstanding as of May 7, 2021. Pursuant to Rule 13d-3 promulgated under the Exchange Act, any securities not outstanding which are subject to warrants, rights or conversion privileges exercisable within 60 days are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purposes of computing the percentage of any other person.

Name of Beneficial Owner

Ben Aron (1)

180,000,000 Restated Shares

1.	Approximately 98% of the outstanding common stock of the Company, 3289 St. Cloud, FL 34772

Note: Mr. Stephen Travis Shipps serves as our Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and as Director.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

On March 8, 2024 [the “Closing Date”], my predecessor was removed as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer. In addition, my predecessor was removed as Director on the Closing Date. His removal is to be effective immediately. On the Closing Date, Stephen . Travis Shipps was appointed as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director. Mr. Shipps’s appointment as Director is to be effective immediately. The removal of my predecessor was the result of disagreements with the Company, on matters relating to its operations, policies, or practices.

Stephen Travis Shipps does not have a direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. At this time, the Company does not have any written employment agreements or other formal compensation agreements with Stephen Travis Shipps. Compensation arrangements are the subject of ongoing development and the Company will disclose any compensatory arrangements entered into in the future.

The biographical information of Mr. Shipps is below:

Name	Age	Position
Stephen Travis Shipps	35	Chief Executive Officer, Chief Financial Officer, President Secretary, Treasurer and Director [1]

1 Mr. Shipps was appointed as Director on March 11, 2024. His appointment is to be effective immediately. Mr. Shipps was born in San Antonio, Texas in 1988. He graduated from the University of Central Florida in with a business degree. He received an MBA degree from the University of Miami in 2023 and continues  to works in project management in the public sector.

CORPORATE GOVERNANCE

Family Relationships

Not Applicable.

Director Independence

We do not have any independent directors and our Board is in the process of searching for suitable candidates.

Committees of the Board of Directors

Our Board does not have any committees, as companies whose securities are not traded on a national exchange are not required to have Board committees. However, at such time in the future that we appoint independent directors on our Board; we expect to form the appropriate Board committees and identity an audit committee financial expert. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board.

Director Nominations

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for Board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the Board.

Board Oversight

Our management is responsible for managing risk and bringing the most material risks facing the Company to the Board’s attention. Because we do not yet have separately designated committees, the entire Board has oversight responsibility for the processes established to report and monitor material risks applicable to the Company relating to (1) the integrity of the Company’s financial statements and review and approve the performance of the Company’s internal audit function and independent accountants, (2) succession planning and risk related to the attraction and retention of talent and to the design of compensation programs and arrangements, and (3) monitoring the design and administration of the Company’s compensation programs to ensure that they incentivize strong individual and group performance and include appropriate safeguards to avoid unintended or excessive risk taking by Company employees.

Board Diversity

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our Board members, as well as a particular nominee’s contributions to that mix. Although there are many other factors, the Board seeks individuals with industry knowledge and experience, senior executive business experience, and legal and accounting skills.

NEW DIRECTORS AND EXECUTIVE OFFICERS

Our new management team and their backgrounds are as follows:

Name	Age	Position
Stephen Travis Shipps	35	Chief Executive Officer, Chief Financial Officer, President Secretary, Treasurer and Director

Mr. Shipps ’s biography appears above, under the heading, “Current Directors and Executive Officers”.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described above, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company is to be a party, in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Review, Approval and Ratification of Related Party Transactions

We have not adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal stockholders.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Officer and Director Compensation

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to our now former sole officer and director by the Company during the year ended December 31, 2022 [no information is available for 2023 or 2024] in all capacities:

Name	Year	Salary	Bonus	Award(s)	Option| Awards	All Other Compensation	Total
Paul Kirkland	2022	None	None	None	None	None	None

On March 11, 2024, Mr. Paul Kirkland was removed as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary and Director

Mr. Stephen Travis Shipps is not aware of the Company's former sole officer and director received any cash or other remuneration since he was appointed to serve in such capacities. No remuneration of any nature has been paid for on account of services rendered by a director in such capacity.

We have formulated no plans as to the amounts of future cash compensation. It is possible that, after the Company successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain members of our management for the purposes of providing services to the surviving entity. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees. There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be disclosed. The Company does not have a standing compensation committee or a committee performing similar functions.

Employment Agreements

We have not entered into employment agreements with any of our officers, directors or employees.

Director Compensation

Our directors are reimbursed for expenses incurred by them in connection with attending Board meetings, but they do not receive any other compensation for serving on the Board.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities (the “Reporting Persons”), to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). The Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. Based solely on a review of the copies of such forms that were received by the Company, or written representations from certain reporting persons that no Form 5s were required for those persons, the Company is aware that certain Form 3s have not been filed showing indirect ownership, and a Form 4 has not been filed showing disposition of securities.

WHERE YOU CAN FIND MORE INFORMATION

We do not generally  file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws are filed with OTC Markets. Our symbol is “KJFI”. You may read and copy materials we file with OTC Markets by going on line. The OTC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Comjoyful International Co.

Dated: March 19, 2024	/s/ Stephen Travis Shipps
Stephen Travis Shipps Chief Executive Officer